

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 13, 2021

Zheng Xu
Chief Executive Officer
Missfresh Ltd
3rd Floor, Block A, Vanke Times Center
No. 9 Wangjing Street, Chaoyang District
Beijing 100016
The People's Republic of China

   Re: Missfresh Ltd
    Amendment No. 1 to Draft Registration Statement on Form F-1
    Submitted April 29, 2021
    CIK No. 0001851682

Dear Mr. Xu:

  We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted April 29, 2021

Prospectus Summary, page 1

1. We note your response to comment 4, specifically that you maintain that you invented the DMW model. Please revise this statement to attribute it to iResearch's findings or recharacterize this statement as your belief.

2. We note your response to comment 6. Please revise your prospectus to include the information in your response to this comment.

3.   We note your response to comment 8. As previously requested, please balance your disclosure by disclosing here the amount of your indebtedness, which we note was RMB830.0 million (US$127.2 million) as of December 31, 2020.

     You may contact James Giugliano at (202) 551-3319 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at (202) 551-7127 or Dietrich King at (202) 551-8071 with any other questions.

                                 Sincerely,

                                 Division of Corporation Finance
                                 Office of Trade & Services

cc: Z. Julie Gao